SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 8)

                              WELLS FINANCIAL CORP.
                       ---------------------------------
                            (Name of Subject Company)

                              WELLS FINANCIAL CORP.
                       ---------------------------------
                       (Name of Filing Persons -- Offeror)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   949759 10 4
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                             Mr. Lonnie R. Trasamar
                      President and Chief Executive Officer
                 53 First Street, S.W., Wells, Minnesota, 56097
                                 (507) 553-3151
      --------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:
                               John J. Spidi, Esq.
                             Joan S. Guilfoyle, Esq.
                            Malizia Spidi & Fisch, PC
                           1100 New York Avenue, N.W.
                                 Suite 340 West
                             Washington, D.C. 20005
                                 (202) 434-4660

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the  appropriate  boxes below to designate any  transactions  to which the statement relates:
[ ]  third-party  tender offer  subject to Rule 14d-1.  [X] issuer  tender offer subject to Rule 13e-4.
[X] going-private  transaction subject to Rule 13e-3.   [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ].

                           SCHEDULE TO/SCHEDULE 13E-3

     This Amendment No. 8 amends and supplements the Tender Offer Statement on Schedule TO dated September 28, 2004, as amended (the "Schedule TO"), and the
Schedule 13E-3 Transaction Statement dated September 28, 2004, as amended (the "Schedule 13E-3"), relating to an issuer tender offer and possible going private transaction by Wells Financial Corp., a Minnesota corporation (the "Company"), to purchase up to 150,000 shares of its common stock, par value $0.10 per share. The Company is offering to purchase these shares at a price not greater than $31.50 nor less than $29.50 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. The Company's tender offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 28, 2004, and the related Letter of Transmittal, as amended or supplemented from time to time, and the Supplement to the Offer to Purchase dated November 2, 2004, which together constitute the tender offer, and copies of which were attached as Exhibits to the Schedule TO, as amended.

     "Item 11. Additional Information" of the Schedule TO is hereby amended as follows:

ITEM 11.  ADDITIONAL INFORMATION.

     (b) Other Material Information. All of the information in the Offer to Purchase dated September 28, 2004, the Supplement to the Offer to Purchase dated November 2, 2004, and the related letter of transmittal, as modified by the information contained in the Second Supplement to Offer to Purchase dated November 23, 2004, filed herewith as Exhibit (a)(14), is hereby incorporated by reference in answer to Items 1 through 14 of the Schedule TO.

         "Item 12. Exhibits" of the Schedule TO is hereby amended as follows:

ITEM 12.  EXHIBITS.

         (a)(14) Second Supplement to Offer to Purchase dated November 23, 2004.
         (a)(15) Text of Press Release issued by the Company dated November 23, 2004.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 23, 2004                    WELLS FINANCIAL CORP.


                                            By: /s/James D. Moll
                                                --------------------------------
                                                James D. Moll
                                                Chief Financial Officer